Exhibit 99.1

Pansoft Company Limited Signs Major Software System Development and Integration Contract with PetroChina

JINAN, CHINA--(Marketwire - 01/04/10) - Pansoft Company Limited (NASDAQ:PSOF - News)
("Pansoft" or the "Company"), a leading ERP software service provider for the oil and gas industry in China, today announced that it has entered into a significant software system development, expansion and integration contract with PetroChina (NYSE: PTR) valued at approximately $5.0 million (RMB 34.0 million) on December 30, 2009. This represents the largest single contract in the Company's history and will include system integration, expansion development, training and technical support.

Under the agreement, Pansoft will integrate FMIS 7.0, the largest centralized accounting system developed by the Company and operating in PetroChina for years, with PetroChina's other SAP ERP systems, which cover major operation process such as production, purchase, sales and logistics and continue to be implemented and extended to all subsidiaries of PetroChina.

The integration project was initiated to resolve the redundancy in operations and data entry and lack of communication between the FMIS and SAP ERP systems, two giant independent systems that ran separately prior to the integration.  Detailed feasibility studies were conducted for months before the official commencement of the project.  The integration project will form a unified information platform and expand the functionality of the current ERP systems to optimize PetroChina's operations and systems applications. This platform will leverage the current legacy systems and to provide seamless communication and data exchange. With the new strategic structure, the system will not only project the IT investment that the client has committed but also establish an "all-in-one" solution for the client's ERP needs. It will cover operations of all PetroChina's subsidiaries in China and significantly improve management and operation decisions with timely, integrated and accessible operational and financial data.  The integration is a critical step in the evolution to an "Integrated Total ERP System."

"This contract demonstrates Pansoft's superior technical capabilities to integrate sophisticated ERP systems with the Company's proprietary tool development platform and provides us with access to PetroChina's core information platform to integrate additional solutions and applications in the future," said Guoqiang Lin, Chief Executive Officer of Pansoft. "Our continued partnership with PetroChina with innovative and on-demand ERP support further strengthens its market position in the industry. It represents another milestone for Pansoft in integrating its centralized accounting system with mainstream ERP systems in the market based on its flexible and multi-functional interfaces with ERP systems. We will continue to leverage our industry expertise, technical capabilities, and strong tool platform to open new market potential for our FMIS financial and accounting system and increase brand awareness and profitability."

About FMIS

PetroChina's Centralized Accounting and Financial System (FMIS 7.0), developed by Pansoft, is a vertical system implemented from the headquarter to every subsidiaries in Petrochina to support their budget control, accounting fund management and reporting, This powerful accounting system covers four different business segments and 15,000 users, 8,000 cost, profit or revenue centers, 15 million transactions, 150 million accounting entries representing RMB 5 trillion ($732 billion) of transaction value, and over 105 regional subsidiaries in different levels. This system enables direct electronic communication of business financial data and processes from corporate headquarters to subsidiaries to support budget control, accounting, fund management and reporting.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning ("ERP") software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, and inventory control and customer relationship management.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft's acquisition strategies, timing of development projects and efforts to achieve business growth, improvement on profit margin and anticipated revenue growth.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

Contact:

Pansoft Company Limited
Allen Zhang, Chief Financial Officer
Phone: 531-8887-1159
Email: allen.zhang@pansoft.com

CCG Investor Relations Inc
Mr. Crocker Coulson, President
Phone: 646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com